CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2007 and 2006

(unaudited)

CATALYST PAPER CORPORATION
Consolidated Statements of Earnings	Three months ended June 30,		Six months ended June 30,
(Unaudited and in millions of dollars, except where otherwise stated)	2007	2006	2007	2006

Sales	$441.8	$469.6	$919.9	$925.9
Operating expenses
Cost of sales	412.6	402.0	842.5	796.1
Selling, general and administrative	11.8	15.2	26.9	30.1
Restructuring and change-of-control	19.3	–	38.3	–
Amortization	44.8	46.3	89.6	109.5
	488.5	463.5	997.3	935.7

Operating earnings (loss)	(46.7)	6.1	(77.4)	(9.8)
Interest expense, net	(18.4)	(18.7)	(36.9)	(37.1)
Foreign exchange gain on translation of long-term debt	53.2	31.6	61.1	31.2
Other income (expense), net (note 4)	(1.8)	0.5	(1.5)	0.5
Earnings (loss) before income taxes and non-controlling interest	(13.7)	19.5	(54.7)	(15.2)

Income tax expense (recovery)
Current	(0.1)	0.4	–	1.8
Future (note 5)	(14.1)	(24.8)	(29.4)	(37.6)
	(14.2)	(24.4)	(29.4)	(35.8)

Net earnings (loss) before non-controlling interest	0.5	43.9	(25.3)	20.6
Non-controlling interest	(0.3)	(1.5)	(0.1)	(1.8)
Net earnings (loss)	0.2	42.4	(25.4)	18.8

Other comprehensive income (note 2)	11.1	–	12.0	–
Comprehensive income (loss)	$11.3	$42.4	$(13.4)	$18.8

Basic and diluted earnings (loss) per share (in dollars)	$–	$0.20	$(0.12)	$0.09

Weighted average common shares outstanding (in millions)	214.7	214.6	214.7	214.6

CATALYST PAPER CORPORATION
Consolidated Balance Sheets	June 30,	December 31,
(In millions of dollars)	2007	2006
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$–	$35.5
Accounts receivable	251.8	277.9
Inventories	253.1	245.0
Prepaids and other	29.6	15.4
	534.5	573.8
Property, plant and equipment (note 7)	1,975.7	2,023.1
Other assets	29.5	40.8
	$2,539.7	$2,637.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$302.8	$293.3
Long-term debt (note 8)	782.6	854.5
Employee future benefits (note 9)	190.3	187.2
Other long-term obligations	29.7	27.5
Future income taxes	217.7	243.9
Deferred credits	25.3	25.5
	1,548.4	1,631.9
Shareholders’ equity
Share capital	913.9	913.6
Contributed surplus	10.9	9.3
Retained earnings	55.2	82.9
Accumulated other comprehensive income (note 2)	11.3	–
	991.3	1,005.8
	$2,539.7	$2,637.7

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(In millions of dollars, except where otherwise stated)
	Share capital		Contributed	Retained	Accumulated other comprehensive	Total shareholders’
	#		$surplus	earnings	income (loss)	equity

Balance, December 31, 2006	214,604,120	$913.6	$9.3	$82.9	$–	$1,005.8

Adoption of new accounting standards (note 2)	–	–	–	(2.3)	(0.7)	(3.0)

Adjusted balance, January 1, 2007	214,604,120	913.6	9.3	80.6	(0.7)	1,002.8

Stock options exercised	80,009	0.3	–	–	–	0.3

Stock option compensation expense	–	–	1.6	–	–	1.6
Comprehensive income (loss):
Net earnings (loss)	–	–	–	(25.4)	–	(25.4)
Change in unrealized net gain on cash flow hedges related to revenue, net of tax of $7.5 million	–	–	–	–	11.4	11.4
Reclassification of net loss on cash flow hedges related to revenue included in net loss, net of tax of $0.3 million	–	–	–	–	0.6	0.6

Total comprehensive income (loss)	–	–	–	(25.4)	12.0	(13.4)

Balance, June 30, 2007	214,684,129	$913.9	$10.9	$55.2	$11.3	$991.3

CATALYST PAPER CORPORATION
Consolidated Statements of Cash Flows	Three months ended June 30,		Six months ended June 30,
(Unaudited and in millions of dollars)	2007	2006	2007	2006

Cash flows provided (used) by
Operating
Net earnings (loss)	$0.2	$42.4	$(25.4)	$18.8
Items not requiring (providing) cash
Amortization	44.8	46.3	89.6	91.9
Impairment loss on property, plant and equipment	–	–	–	17.6
Future income taxes	(14.1)	(24.8)	(29.4)	(37.6)
Employee future benefits, excess of expense over funding	2.0	1.7	3.1	2.8
Increase (decrease) in other long-term obligations	0.7	(0.9)	0.6	(1.9)
Foreign exchange gain on translation of long-term debt	(53.2)	(31.6)	(61.1)	(31.2)
Non-controlling interest	0.3	1.5	0.1	1.8
Other	(10.1)	(14.5)	(15.6)	(7.5)
	(29.4)	20.1	(38.1)	54.7

Changes in non-cash operating working capital
Accounts receivable	38.4	7.8	26.1	5.5
Inventories	(14.9)	6.8	(8.1)	7.6
Prepaids and other	(4.2)	(0.7)	(1.1)	2.3
Accounts payable and accrued liabilities	6.1	4.3	18.1	0.9
	25.4	18.2	35.0	16.3

Cash flows provided (used) by operating activities	(4.0)	38.3	(3.1)	71.0

Investing
Additions to property, plant and equipment	(23.0)	(17.5)	(43.3)	(29.3)
Proceeds from sale of property, plant and equipment	0.4	0.7	0.9	1.0
Decrease in other assets	0.4	–	0.2	0.9
Cash flows used by investing activities	(22.2)	(16.8)	(42.2)	(27.4)

Financing
Issuance of shares	0.3	–	0.4	–
Increase (decrease) in revolving loan	9.4	–	9.4	(6.5)

Cash flows provided (used) by financing activities	9.7	–	9.8	(6.5)

Cash and cash equivalents, increase (decrease) during period	(16.5)	21.5	(35.5)	37.1
Cash and cash equivalents, beginning of period	16.5	15.6	35.5	–

Cash and cash equivalents, end of period	$–	$37.1	$–	$37.1

Supplemental information
Income taxes paid	$0.2	$0.8	$0.8	$3.0
Net interest paid	18.5	18.2	36.0	36.4

CATALYST PAPER CORPORATION
Consolidated Business Segments
(Unaudited and in millions of dollars)
	Specialty Paper	Newsprint	Pulp	Total

Three months ended June 30, 2007
Sales [1]	$225.1	$106.7	$110.0	$441.8
Amortization	25.2	9.3	10.3	44.8
Operating earnings (loss)	(21.1)	(13.5)	(12.1)	(46.7)
Additions to property, plant and equipment	9.8	9.7	3.5	23.0

Three months ended June 30, 2006
Sales [1]	$218.6	$135.4	$115.6	$469.6
Amortization	22.9	11.9	11.5	46.3
Operating earnings (loss)	2.8	7.4	(4.1)	6.1
Additions to property, plant and equipment	9.6	5.5	2.4	17.5

Six months ended June 30, 2007
Sales [1]	$463.2	$216.0	$240.7	$919.9
Amortization	49.0	19.5	21.1	89.6
Operating earnings (loss)	(35.3)	(26.8)	(15.3)	(77.4)
Additions to property, plant and equipment	19.3	18.3	5.7	43.3

Six months ended June 30, 2006
Sales [1]	$439.4	$272.6	$213.9	$925.9
Amortization	45.4	41.6	22.5	109.5
Operating earnings (loss)	9.4	(2.5)	(16.7)	(9.8)
Additions to property, plant and equipment	16.3	9.1	3.9	29.3

[1]
Pulp sales are stated net of inter-segment pulp sales of $10.4  million for the three months ended June 30, 2007 ($11.1 million − three months ended June 30, 2006) and $22.6 million for the six months ended June 30, 2007 ($22.6 million − six months ended June 30, 2006).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

1.	Basis of Presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of variable interest entities where it has been determined that the Company is the primary beneficiary.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a basis consistent with those followed in the December 31, 2006, audited annual consolidated financial statements, except as disclosed in note 2 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2006 audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2.	Changes in Accounting Policies

In April 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”.  These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for reporting it and establishes rules for the presentation of equity and changes in equity.  These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company adopted the new standards on January 1, 2007.  Prior period financial statements are not revised for the adoption of these new standards.

The new pronouncements require an entity to account for its derivatives at fair value at each balance sheet date.  The effective portion of changes in the derivative fair values that qualify and are designated as cash flow hedges is deferred and recorded as a component of “Accumulated Other Comprehensive Income (Loss)” (“AOCI”), a component of shareholders’ equity, until the underlying transaction is recorded in earnings while the ineffective portion flows through net earnings.  Changes in the derivative fair values that qualify and are designated as fair value hedges flow through net earnings at the same time as the hedged item.  In addition, the new pronouncements also require entities to either expense deferred financing costs immediately or to net them against the carrying value of debt.  The Company has opted to net its deferred financing costs against debt.

The adoption of these standards resulted in the Company recording on its balance sheet, at fair value, certain revenue and interest rate derivative financial instruments that were previously off balance sheet and the reclassification of its deferred financing costs against long-term debt.  This resulted in the following adjustments at January 1, 2007:

Assets
Prepaids and other	$(7.8)
Other assets	(12.0)
$(19.8)

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$(0.2)
Long-term debt	(14.7)
Other long-term obligations	(0.2)
Future income taxes	(1.7)
Retained earnings	(2.3)
Accumulated other comprehensive income	(0.7)
$(19.8)

3.	Change-of-Control and Restructuring Costs

On January 15, 2007, the Company’s board of directors announced that it had accepted the resignations of Russell J. Horner, President and Chief Executive Officer, and Ralph Leverton, Vice-President, Finance and Chief Financial Officer, who had elected to exercise their Amended and Restated Change of Control Agreements.  For the three months ended March 31, 2007 and six months ended June 30, 2007, the Company recorded $7.7 million of costs related to change-of-control, pension benefits and stock compensation related expense for Messrs. Horner and Leverton.  In addition, the Company has been accruing change-of-control costs related to employee retention agreements.  These agreements require that certain key employees remain actively employed by the Company for one year following a change-of-control.  With respect to these employee retention agreements, the Company has accrued $0.3 million and $0.8 million for the three and six months ended June 30, 2007.  The Company expects that these retention payments will be paid in the fourth quarter of 2007.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

3.	Change-of-Control and Restructuring Costs … continued

On February 14, 2007, the Company announced a restructuring program that involves a reduction of 350 positions across the Company to be completed by year-end.  In addition, on May 30, 2007, the Company announced plans to indefinitely curtail the operation of its No. 4 paper machine in Port Alberni, and to overhaul the corporate structure which involves the elimination of a further 130 positions, the relocation of the corporate offices, and the centralization of some mill and corporate administrative functions.  The indefinite closure of the No. 4 paper machine will result in the layoff of 185 staff and hourly employees.  For the three and six months ended June 30, 2007, the Company recorded $19.0 million and $29.8 million, respectively, of termination costs, including termination and other benefits.  The Company will record any remaining liability in subsequent periods as the affected positions are identified and the necessary conditions are met in accordance with the Emerging Issues Committee Abstract No. 134, “Accounting for Severance and Termination Benefits”.

4.	Other Income (Expense), Net

Other income (expense), net for the three and six months ended June 30, 2007, includes $1.2 million of finance related expenses in respect of a proposed US$200 million private debt placement which the Company decided to withdraw due to adverse capital market conditions.

5.	Future Income Taxes

Income tax recovery for the three and six months ended June 30, 2007, includes a release of future income taxes of $1.4 million related to the reduction in future federal corporate income tax rates.  Since the federal corporate income tax rate change was substantially enacted in the second quarter of 2007 as defined in the Emerging Issues Committee Abstract No. 111, “Determination of Substantially Enacted Tax Rates Under CICA 3465”, the Company has recorded the impact of the half percentage point rate reduction in the second quarter of 2007.

6.	Segmented Information

The Company operates in three business segments:

Specialty Paper-Manufacture and sale of groundwood specialty printing paper
Newsprint-Manufacture and sale of newsprint
Pulp-Manufacture and sale of long and short fibre pulp and containerboard

The segments are managed separately, and all manufacturing facilities are located in the province of British Columbia, Canada. Inter-segment sales consist of pulp transfers at cost.

7.	Property, Plant & Equipment and Measurement Uncertainty

As at June 30, 2007, the net book value of the indefinitely curtailed No. 4 paper machine in Port Alberni amounted to approximately $65 million.  The Company will monitor market conditions in the future and assess whether they improve sufficiently to allow this machine to be placed back into production.  As a result, the company has not recorded an impairment for the indefinite curtailment.  To the extent that market conditions do not improve in a reasonable period of time and to the levels necessary to restart the machine, a write-down may have to be recorded in the future.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

8.	Long-term Debt

The Company’s long-term debt, all of which matures beyond one year, is as follows (see note 2):

Recourse	June 30, 2007	December 31, 2006
Senior notes, 8.625% due June 2011 (US$400.0 million)	$418.2	$468.7
Senior notes, 7.375% due March 2014 (US$250.0 million)	261.1	291.3
	679.3	760.0

Revolving operating facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	9.4	–
	688.7	760.0

Non-recourse
First mortgage bonds, 6.387% due July 2009	74.4	75.0
Subordinated promissory notes	19.5	19.5
	93.9	94.5

	$782.6	$854.5

Substantially all of the assets of the Company are pledged as security under the $350.0 million revolving operating facility (the “Facility”).  Its availability is determined by a borrowing base which is calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders’ equity above $779.3 million as at June 30, 2007.  At June 30, 2007, the Company’s shareholders’ equity was $991.3 million (December 31, 2006 – $1,005.8 million).  The Facility was drawn by $9.4 million at June 30, 2007, and after outstanding letters of credit of $20.7 million, $319.9 million was available to the Company.  An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility.  At June 30, 2007, no such debt has been incurred.

At June 30, 2007, the Company was in compliance with the covenants under both its Facility and senior notes.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 2.0:1 at June 30, 2007 (December 31, 2006 – 3.0:1).  In the event that the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $152.4 million and negative $127.4 million, respectively, as at June 30, 2007, as a result of accumulated losses in recent years (December 31, 2006 – negative $72.5 million and negative $47.5 million, respectively).  Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.

Non-recourse debt is debt owed by the Company’s subsidiary Powell River Energy Inc. (“PREI”).  The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

9.	Employee Future Benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  For the three and six months ended June 30, 2007, the Company incurred a total post-retirement benefit cost of $12.6 million and $25.7 million, respectively (three and six months ended June 30, 2006, $14.0 million and $28.7 million, respectively).

10.	Financial Instruments

Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt.  The Company also uses interest rate swaps to manage its net exposure to interest rate changes.  A summary of the Company’s risk management objectives can be found on pages 71 and 72 of the Company’s 2006 Annual Report.

Derivative financial instruments are now accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and, where applicable, Section 3865, “Hedges”.  Under these new standards, all derivatives are recorded on the balance sheet at fair value (see note 2).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

10.	Financial Instruments… continued

(a)	Revenue risk management instruments

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies.

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of AOCI until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At June 30, 2007, instruments having a notional principal of US$413 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $27.8 million (December 31, 2006 – $3.8 million).

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ Put		Sold US$ Call		Forward Contracts
Term	US$Millions	Average Rate US$/C$	US$Millions	Average Rate US$/C$	US$Millions	Average Rate US$/C$

As at June 30, 2007
0 to 12 months	$505	0.9071	$143	0.8393	$35	0.8939
13 to 24 months	50	0.9056	-	-	-	-
	$555	0.9070	$143	0.8393	$35	0.8939

As at December 31, 2006
0 to 12 months	$485	0.9031	$205	0.8606	$109	0.8727
13 to 24 months	34	0.8982	32	0.8898	-	-
	$519	0.9028	$237	0.8644	$109	0.8727

At June 30, 2007, commodity swap agreements to fix the sales price of northern bleached softwood kraft pulp within the next 12 months are outstanding for 15,200 metric tonnes.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.6 million (December 31, 2006 – negative $0.3 million) at the end of the current quarter.

(b)	Cost risk management instruments

Oil contracts and options outstanding were as follows:

WTI NYMEX
	Sold Options		Purchased Options		Fixed Swap Contracts
Term	Barrels (“bbls” - 000s)	Average Rate US$/bbl	Barrels (“bbls” - 000s)	Average Rate US$/bbl	Barrels (“bbls” - 000s)	Average Rate US$/bbl

As at June 30, 2007	16	$43.50	16	$70.00	–	$–

As at December 31, 2006	–	$–	–	$–	30	$31.55

Natural gas contracts and options outstanding were as follows:

AECO Sumas
	Sold Options		Purchased Options		Fixed Swap Contracts
Term	GJ (millions)	Average Rate C$/GJ	GJ (millions)	Average Rate C$/GJ	GJ (millions)	Average Rate C$/GJ

As at June 30, 2007	1.8	$5.95	1.8	$8.47	–	$–

As at December 31, 2006	–	$–	0.4	$7.91	1.0	$8.33

The above instruments are not designated as hedging instruments for accounting purposes.  At period-end contract rates, the net amount the Company would pay to settle these commodity contracts is $0.5 million (December 31, 2006 – negative $0.6 million).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

10.	Financial Instruments… continued

(c)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$172 million (December 31, 2006 – US$23 million) over a seven-year period at rates averaging US$/C$0.8988.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on translation of long-term debt”.  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $5.7 million (December 31, 2006 – $4.0 million).

(d)	Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$80 million, under which it will receive a fixed rate of 7.375%, and pay a floating rate of U.S. six-month LIBOR plus 2.0%.  The swaps mature March 1, 2014, although US$10 million are cancellable at the counterparties’ option between March 1, 2009 and March 1, 2014 for premiums which mirror the call premiums on the 7.375% senior notes.  These instruments are designated as fair value hedging instruments.  The effective portion of changes in the fair value of the derivatives are netted in “Long-term debt” and the ineffective portion is recognized in “Interest expense”.  At period-end swap rates, the net amount the Company would pay to settle these contracts is $0.9 million (December 31, 2006 – $1.2 million).

11.	Comparative Figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.